

February 10, 2014

Andrew J. Micheletti
EVP and Chief Financial Officer
BofI Holdings, Inc.
4350 La Jolla Village Drive
Suite 140
San Diego, CA 92122

      Re: **BofI Holdings, Inc.**
               Form 10-K for Fiscal Year Ended
               June 30, 2013
               Filed September 4, 2013
               Forms 10-Q for Fiscal Quarters Ended
               September 30, 2013 and December 31, 2013
               Filed November 5, 2013 and February 5, 2014
               File No. 000-51201

Dear Mr. Micheletti:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period ended December 31, 2013

Note 3. Fair Value, page 7

1. We note disclosure on page 16 of the quantitative information for your level 3 financial instruments measured at fair value on a non-recurring basis. In particular, we further note the wide range of adjustments made to your unobservable inputs used to determine fair value on your impaired loans and other real estate owned (OREO). Please address the following:

- Clarify whether the "sales comparison approach" valuation technique consists of both recent real estate appraisals and other third-party valuations as noted in your disclosure on page 9. To the extent that both real estate appraisals and other third-party valuations are used and result in significantly different adjustments to the valuation techniques, please consider revising your future filings to separately disclose each of these valuation methods;
- Tell us and revise your future filings to explain when you would obtain an updated real estate appraisal as compared to another third-party valuation. Additionally, please tell us whether you prepare internal valuations used to fair value your impaired loans and OREO; and
- Tell us and revise your future filings to explain in detail and provide examples as necessary in order for us to understand the reason(s) for the significant range of adjustments made (both positive and negative) to both your impaired loans and OREO as of December 31, 2013.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income, page 45

2. We note disclosure that for the six-months ended December 31, 2013 you recorded a $4.14 million "gain on sale – other" in your statement of income and that these gains primarily resulted from sale of structured settlements. Please tell us and revise future filings to provide more robust disclosure related to your structured settlements and related gains. Additionally, please address the following:

- Explain in further detail what structured settlements are, how they are structured, and an understanding of the typical terms offered;
- Disclose the total amount of structured settlements currently held on your balance sheet as of December 31, 2013 and June 30, 2013;
- Disclose the amount of structured settlement loans sold during the six-months ended December 31, 2013. Tell us how you have accounted for these loan sales. Specifically, confirm whether these structured settlements are included in the $31.4 million of loans transferred from held for investment to loans held for sale during this period; and
- We note discussion in your Earnings Call for the period ended December 31, 2013 held on February 5, 2014 that sales of structured settlements were done in order to offset the industry-wide decline in mortgage banking. You further state in your Earnings Call that structured settlements are an incredibly safe investment but that the right mix of these loans from a duration perspective and the matching of these assets with longer duration liabilities is considered when determining whether to sell or retain these investments. Please revise

your future filings to include this information and any other considerations contemplated when determining whether to retain or sell a structured settlement loan.

Form 10-K for the Fiscal Year ended June 30, 2013

Exhibits

3. Please file your employment agreements with each of Adriaan van Zyl and Eshel Bar-Adon as exhibits to your future Form 10-K filings. Also tell us whether you have an employment agreement with Brian Swanson. If so, please file such agreement as an exhibit to your future Form 10-K filings. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Senior Staff Attorney, at 202-551-3552 or Mark Webb, Branch Chief, at 202-551-3698 with any other questions.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Staff Accountant